Exhibit 99.1

News Release

For Immediate Release

Stantec announces second quarter 2010 results

EDMONTON, AB (August 5, 2010) TSX:STN; NYSE:STN

Stantec reports solid, consistent results for the second quarter of 2010. Gross revenue remained stable at $371.1 million. Net revenue was $303.8 million, net income was $22.7 million, and diluted earnings per share were $0.49.

“We are very happy with our progress in the first half of 2010, and we are on track with our expectations,” says Bob Gomes, Stantec president and CEO. “During the second quarter, we saw increased activity in some of our markets, which enabled us to increase our staff levels to approximately 9,700 while continuing to manage our business effectively and achieve solid operating performance. We continue to see opportunities for both organic and acquisition growth in the second half of the year.”

Project activity during the quarter demonstrated Stantec’s continuing ability to secure significant assignments in a still challenging marketplace. In the Buildings practice area, the Company secured a public-private partnership (P3) assignment with the Carillion Secure Solutions team chosen to develop a new Forensic Services and Coroner’s Complex in Toronto, Ontario, for the Ontario Ministry of Community Safety and Correctional Services. This is the second P3 project the Company has secured with the Carillion consortium, following the Centre for Addiction and Mental Health project award in November 2009. In the Environment practice area, the Company secured large, long-term assignments in each of its three key sectors: geotechnical engineering, environmental permitting and remediation, and water and wastewater facility design. For example, Stantec was contracted, as part of a joint venture, to continue to provide geotechnical drilling, sampling, and design services for rebuilding the hurricane protection system in New Orleans, Louisiana, for the U.S. Army Corps of Engineers, New Orleans District. In the area of environmental assessment and permitting, Stantec obtained a contract to provide regulatory support services for a transmission line expansion for AltaLink in southern Alberta. And in the water and wastewater sector, Stantec is part of a team that is completing the detailed design of full-scale enhancements and upgrades to the Dublin Road Water Plant in Columbus, Ohio. New activity in the Transportation practice area was focused in the roadway, transit, and bridge sectors. Most notable in the roadway sector was the award of the Stoney Trail Southeast project in Calgary, Alberta, which is being delivered through a P3. Stoney Trail is Calgary’s new ring road. Stantec’s role on the project team is to design the roadworks and structures for the Highway 22X portion of the project, including approximately 11 kilometres (6.8 miles) of divided highway, four major interchanges, one freeway-to-freeway interchange, and 14 bridge structures and associated retaining walls, as well as drainage and lighting.

Summary of activity in the quarter

▪
Gross revenue for the quarter was C$371.1 million, down 4.4% compared to C$388.1 million in the second quarter of 2009. Net revenue was down 4.5% to C$303.8 million compared to C$318.1 million. Net income was up 1.8% to C$22.7 million compared to C$22.3 million, and diluted earnings per share were C$0.49, unchanged when compared to the same time last year.

▪	Year-to-date gross revenue was C$742.7 million, net revenue was C$600.6 million, net income was C$36.4 million, and diluted earnings per share were C$0.79.

▪	During the quarter, Stantec renewed its normal course issuer bid with the Toronto Stock Exchange, which will allow for the repurchase of up to 5% of its outstanding shares.

▪
During the quarter, as part of a long-term financing strategy, Stantec filed a short-form shelf prospectus with all securities regulatory authorities in Canada and a corresponding base shelf registration statement with the U.S. Securities and Exchange Commission. Pursuant to the prospectus, the Company may issue up to C$300 million in common shares from time to time during a 25-month period effective May 6, 2010.

▪
During the quarter, Stantec acquired 25-person firm TetrES Consultants Inc., an environmental management consulting firm based in Winnipeg, Manitoba. So far in the third quarter, Stantec has completed the acquisition of three firms, including Industry and Energy Associates, LLC, a 55-person firm headquartered in Portland, Maine, that specializes in engineering and project management services for the energy market; WilsonMiller, Inc., a multidisciplinary planning, design, and engineering firm headquartered in Naples, Florida, with more than 265 employees and 10 offices throughout the state; and Natural Resources Consulting, Inc., a 60-person firm based in Cottage Grove, Wisconsin, that provides environmental permitting and compliance support services. With the completion of these acquisitions, Stantec’s staff levels increased to more than 10,000.

▪
Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) on August 5, 2010. In addition, these documents will be filed on Edgar (www.sec.gov) on the same date. Alternatively, the documents are available to download from the Investors section of www.stantec.com, or you may contact Stantec for copies free of charge.

The second quarter conference call, being held today at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investors section at www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-866-321-8231 and provide the confirmation code 3714517 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (604) 696-8338 simon.stelfox@stantec.com
One Team. Infinite Solutions.

-Income statement and balance sheet attached-

Consolidated Balance Sheets
(Unaudited)

	June 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	30,800	14,690
Accounts receivable, net of allowance for doubtful accounts of $ 9,420 ($9,395 – 2009)	256,005	253,205
Costs and estimated earnings in excess of billings	108,480	95,794
Income taxes recoverable	23,385	12,144
Prepaid expenses	10,736	11,352
Future income tax assets	12,699	15,518
Other assets	3,412	6,550

Total current assets	445,517	409,253
Property and equipment	106,363	108,256
Goodwill	475,756	468,814
Intangible assets	64,950	64,155
Future income tax assets	14,612	23,940
Other assets	46,940	49,127

Total assets	1,154,138	1,123,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	4,308	-
Accounts payable and accrued liabilities	143,844	167,175
Billings in excess of costs and estimated earnings	37,521	52,007
Current portion of long-term debt	46,229	35,428
Future income tax liabilities	11,931	15,643
Other liabilities	12,301	13,558

Total current liabilities	256,134	283,811
Long-term debt	216,894	198,769
Future income tax liabilities	30,797	29,536
Other liabilities	64,023	63,849

Total liabilities	567,848	575,965

Non-controlling interest in subsidiaries	103	186

Commitments, contingencies, and guarantees

Shareholders' equity
Share capital	222,450	221,983
Contributed surplus	13,485	12,606
Retained earnings	397,115	364,569
Accumulated other comprehensive loss	(46,863)	(51,764)

Total shareholders' equity	586,187	547,394

Total liabilities and shareholders' equity	1,154,138	1,123,545

Consolidated Statements of Income
(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30
	2010	2009	2010	2009
(In thousands of Canadian dollars, except share and per share amounts)	$	$	$	$

INCOME
Gross revenue	371,168	388,121	742,729	792,921
Less subconsultant and other direct expenses	67,342	70,061	142,123	131,571

Net revenue	303,826	318,060	600,606	661,350
Direct payroll costs	134,581	141,319	266,515	291,163

Gross margin	169,245	176,741	334,091	370,187
Administrative and marketing expenses	124,934	131,301	250,063	279,363
Depreciation of property and equipment	5,766	6,045	11,246	12,360
Amortization of intangible assets	2,917	4,250	7,859	10,426
Impairment of intangible assets	1,772	-	1,772	-
Net interest expense	2,329	3,008	4,009	6,438
Share of income from associated companies	(635)	(568)	(1,213)	(842)
Foreign exchange losses	822	1,403	1,108	1,971
Other income	(252)	(204)	(343)	(550)

Income before income taxes	31,592	31,506	59,590	61,021

Income taxes
Current	6,555	8,824	14,722	20,696
Future	2,329	323	8,459	(2,695)

Total income taxes	8,884	9,147	23,181	18,001

Net income for the period	22,708	22,359	36,409	43,020

Weighted average number of shares outstanding – basic	45,727,380	45,473,500	45,726,090	45,469,180

Weighted average number of shares outstanding – diluted	45,994,449	45,875,464	46,024,452	45,882,267

Shares outstanding, end of the period	45,588,020	45,505,457	45,588,020	45,505,457

Earnings per share
Basic	0.50	0.49	0.80	0.95

Diluted	0.49	0.49	0.79	0.94